Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL 33134

May 29, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Michael McTiernan

Mail-Stop 4561

Re: Veracity Management Global, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB
File No. 0-52493
Filed April 23, 2007

Dear Mr. McTiernan:

This letter is in response to the staff’s comment letter dated May 14, 2007, with respect to the above-referenced Registration Statement. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

General

Comment 1. We note your 4isclosure that you did not have operations from May 2002 until September 2006, However, we note that your predecessor issued a number of press releases during this time, including on June 28, 2005 and January 12, 2005 relating to an Internet broadcast site; including the signing of a licensing agreement with Yadio, Inc. that was to provide you consideration of "common stock and cash totaling over a million dollars in the first year." Please advise us why these operations are not disclosed in the prospectus and the current status of this business. We may have further comments.

Response 1. We have expended and revised disclosure under subheading "Background of Registrant" as follows:

The Registrant's wholly-owned subsidiary ceased operations in May 2002. In connection with discontinuing its former business operations the Registrant changed its name from Intertech Corporation to Kirshner International Inc. During the period from May 2002 until the the Registrant's acquisition of its operating subsidiaries, Veracity Management Group, a Florida corporation ("VMG") and Secured Financial Data Inc., a Florida corporation ("SFD") effective on July 1, 2006, the Registrant had only limited business operations. In January 2005 the Registrant announced its intention to develop an Internet-based broadcast channel and in June 2005 the Registrant entered into a licensing and advertising agreement with Yadio, Inc., an Internet technology and marketing firm, to operate the Registrant's Internet broadcast website. The Registrant's objective was  to generate revenues from its broadcast channel. However, the Registrant was not successful in raising funding necessary for this project and failed to generate any revenues. It ceased its Internet broadcast business activities in the third quarter of 2005. As a result, the financial statements of the Registrant for the periods ended March 31, 2007 and 2006 are not comparable.

Item 2. Management's Discussion and Analysis and Results of Operations

Results of Operations for the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005

Comment 2. We have reviewed your response to prior comment 14, as it relates to the non-cash compensation expenses included in SG&A expense, please revise to include a description of the nature of services received in exchange for shares, including a discussion of whether such services would be expected to recur in the future.

Response 2. We have expended and revised disclosure under MD&A subheading "Results of Operations For the Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006" paragraph "General expenses" as follows:

We had non-cash compensation expenses related to administrative services, sales, marketing, contract analysis, technical and sales services and IT consulting services of $270,283 for the three months ended March 31, 2007 and $1,616,187 for the nine months ended March 31, 2007. The Company expects to issue shares of common stock from time to time in lieu of cash for services provided to the Company until the Company generates sufficient positive cash flow from operations.

We have expended and revised disclosure under MD&A subheading "Results of Operations For the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005" under the subcaption "Selling and Administrative" as follows:

The decrease was mainly due to non-cash compensation expenses incurred during the period ended September 30, 2006, that were not incurred during the three-month period ended December 31, 2006. We had non-cash compensation expenses related to administrative services, sales, marketing, contract analysis, technical and sales services and IT consulting services of $1,345,904 for the six months ended December 31, 2006. The Company expects to issue shares of common stock from time to time in lieu of cash for services provided to the Company until the Company generates sufficient positive cash flow from operations.

Liquidity and Capital Resources

Comment 3. In your fifth paragraph, we note your disclosure that management has loaned the company $200,000 due in January 2008. However, per the balance sheet as of December 31, 2006, it does not appear you have this much outstanding in shareholder loan payable. Please reconcile these amounts.

Response 3. We have expended, revised and updated disclosure to reflect liquidity and capital resources of the Registrant as of March 31, 2007 as follows:

We believe that despite funding provided under our bank line-of-credit and funding available from our management, we may need additional funding to execute our planned expansion of our sales and marketing efforts. As of March 31, 2007, shareholders have loaned the Company $194,500 at 7.5% due on January 26, 2008. As of December 31, 2006, shareholders have loaned the Company $217,965 at 7.5% due on January 26, 2008, of which $200,000 are due to a former SFD shareholder and $17,965 to a former VMG shareholder. We have no written funding commitment from management and affiliated parties.

Plan of Current and Future Financing of Out Operations for the year 2007

Comment 4. In the first paragraph, please revise the accumulated deficit as of December 31, 2006 to agree to the amount per the financial statements.

Response 4. We have expended, revised and updated the first paragraph under subheading "Plan of Current and Future Financing of Out Operations for the year 2007" as follows:

Our accumulated deficits at March 31, 2007 and December 30, 2006 were 3,813,169 and 3,546,010, respectively.

Comment 5. In the second paragraph, we note your disclosure that you funded operations during the six month period ended December 31, 200,6 through the sale of restricted stock and proceeds from loans from shareholders and notes payable. Based on your statement of cash flows, it does not appear the proceeds referenced from the shareholder loans and notes payable were received during this six month period. Please explain this to us or revise to clarify.

Response 5. We have expended, revised and updated the second paragraph under subheading "Plan of Current and Future Financing of Out Operations for the year 2007" as follows:

The Company principally funded its negative cash flow from operations during the nine-month period ended March 31, 2007 through the sale of restricted stock which generated proceeds of $419,000 and through the issuance of notes totaling $50,000.

Recent Sales of Unregistered Securities, page 20

Comment 6. We note your response to comment 20 and your disclosure that there was no general solicitation. However, please advise us how these investors were solicited.

Response 6. We have revised the disclosure under subheading "Recent Sales of Unregistered Securities" as follows:

This offering was done with no general solicitation or advertising by the Registrant. The investors are business acquaintances of management and were approached by management individually. All recipients of restricted shares either received adequate information about the Company or had access, through employment, relation and/or business relationships with the Company to such information.

Responses to Financial Statements comments

Response to Comment 7) Subsequent event disclosed in the attached amended from 10SB/A2.

Response to Comment 8) This transaction was previously included in the various changes in the asset and liability accounts. An additional reclassification to investing activities has been added to the attached amended from 10SB/A2.

Response to Comment 9) Corrected in attached amended form 10SB/A2.

Response to Comment 10) Information added to attached amended from 10SB/A2.

Response to Comment 11) Item 4 has been revised to disclosure the 14,600,000 warrants in the amended attached form 10SB/A2.

Response to Comment 12) The additional 7,300,000 warrants were a result of a private offering of SFD stock as disclosed in the SFD 6/30/06 audited financial statements. We believe no further disclosure in the 12/31/05 review is necessary.

Response to Comment 13) In our analysis we considered the period immediately before and after the transaction in determining the fair value of the shares issued. The first shares to trade immediately following the combination traded at $0.0001. There were other small transactions at various amounts before and after the transaction before another sell took place at 8/25/06 again at $0.0001. There were other instances before the sale when again the stock traded at $0.0001. Given that the stock is very thinly traded with felt this was the best and most conservative estimate.

Response to Comment 14) We have submitted via correspondance the equity rollfoward spreadsheet.

Response to Comment 15) Corrected on attached amended form 10SB/A2.

Response to Comment 16) Information added to attached amended from 10SB/A2.

Response to Comment 17) $200,000 at a conversion price of $0.50 (pre-merger) would result in 400,000 shares or post merger 29,200,000 shares, each share resulted in .50 warrants or 14,600,000. The term disclosed in the SFD financial statements of 48 months was not correct and has been corrected in the attached amended from 10SB/A2.

Yours truly,

/s/ N. Richard Grassano

N. Richard Grassano, Chief Financial Officer